FREQUENTLY ASKED QUESTIONS

All capitalized terms that are used below, but that are not defined have the meanings given to them in the accompanying Management Information Circular of Esperanza Resources Corp.

Q: Why have I received this material?

A: These materials are important and require your immediate attention. The shareholders of Esperanza are required to make important decisions at the upcoming shareholder meeting. These materials are being provided to the holders of warrants, options and restricted share units of Esperanza for informational purposes only.

Q: What type of meeting is it?

A: This meeting is a special meeting of the shareholders of Esperanza.

Q: What is the date, time and location of the Meeting?

A: The meeting will be held at the Connaught Room, Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, British Columbia on August 27, 2013 at 10:00 a.m. (Vancouver time).

Q: What is the purpose of this meeting?

A: At the meeting, shareholders will be asked to consider and vote upon a proposed arrangement with Alamos Gold Inc. and 09754064 B.C. LTD., a wholly-owned subsidiary of Alamos, under which Alamos will acquire, indirectly through 09754064 B.C. LTD., all of the issued and outstanding Esperanza Shares and all of the issued and outstanding Esperanza Warrants.

Q: What will Esperanza Securityholders receive?

A: Under the Arrangement, the Esperanza Securityholders will be entitled to receive:

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$0.85 in cash and 0.0625 of an Alamos Warrant for each Esperanza Share held;

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a cash payment equal to an amount by which $0.85 exceeds the applicable exercise price of an In the Money Esperanza Option and 0.0625 of an Alamos Warrant for each In the Money Esperanza Option held. All Out of the Money Esperanza Options will be cancelled for no consideration;

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0.15 of an Alamos Warrant for each Esperanza Warrant held; and

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$0.85 in cash and 0.0625 of an Alamos Warrant for each Esperanza RSU held.

Q: What is the exercise price of the Alamos Warrants?

A: The Alamos Warrants will have an exercise price of $29.48 per Alamos Share and will expire on May 24, 2017. Alamos has applied to have the Alamos Warrants listed for trading on the TSX.

Q: Who is eligible to vote?

A: Esperanza Securityholders of record as at 5:00 p.m. (Vancouver time) on July 25, 2013 will be entitled to receive notice of the Meeting, or any adjournment or postponement thereof. Only Esperanza Shareholders of record as at 5:00 p.m. (Vancouver time) on July 25, 2013 are entitled to vote at the Meeting.

Q: Can I attend the meeting?

A: Only Registered Esperanza Shareholders or duly appointed proxyholders are permitted to attend the Meeting. Most Esperanza Shareholders are "non-registered" shareholders because the Esperanza Shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their Esperanza Shares. Should a Non-Registered Holder who receives either a voting instruction form or pre-signed restricted proxy by their intermediary wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Q: How many common shares are entitled to be voted?

A: As at the Record Date, there were 78,896,321 Esperanza Shares issued and outstanding. Each Esperanza Share will entitle the holder thereof to one vote on the Arrangement Resolution. A quorum for the transaction of business at the Meeting is two Esperanza Shareholders present in person or represented by proxy.

Q: Why should I vote FOR the plan of arrangement?

A: The following is a summary of the principal reasons for the unanimous recommendation of the Esperanza Board that Esperanza Shareholders vote FOR the Arrangement Resolution:

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Attractive Premium to Esperanza Shareholders: The consideration being offered to Esperanza Shareholders under the Arrangement, including the estimated value of the Alamos Warrants to be issued to Esperanza Shareholders, represents a premium of approximately 52% over the closing price of Esperanza Shares on the TSX-V on July 11, 2013, the last trading day prior to announcement of the Arrangement, and a 78% premium to the 20-day volume-weighted average price of Esperanza Shares on the TSX-V.

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Fairness Opinion: Haywood Securities Inc. has provided a written opinion to the Esperanza Board that, as at July 12, 2013, and subject to the assumptions, limitations and qualifications set out therein, the consideration to be received under the Arrangement is fair, from a financial point of view, to Esperanza Shareholders.

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Certainty of Value: The consideration to be paid to Esperanza Shareholders pursuant to the Arrangement is predominantly cash, which provides immediate liquidity enabling Esperanza Shareholders to realize value for their investment in the context of continued market uncertainty. Alamos has applied to have the Alamos Warrants listed on the TSX, to allow for additional liquidity if an Esperanza Shareholder so chooses.

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Fully-Funded Offer: The Arrangement is not subject to a financing condition and Alamos has the funds in place to complete the Arrangement.

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Process: Following negotiations with Alamos and careful consideration of the alternatives, the Esperanza Board considers the Arrangement to be the best available means to maximize shareholder value.

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Low Completion Risk: There are no material competition or other regulatory issues which are expected to arise in connection with the Arrangement that would prevent its completion, and all required regulatory clearances and approvals are expected to be obtained. The Arrangement is subject to conditions that are in line with similar transactions in the mining industry.

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Context of the Mining Industry & Current Market Environment: The Arrangement will significantly reduce the risk profile for Esperanza Shareholders by eliminating financing, permitting and project/operational risk, particularly in the context of continued market uncertainty.

Q: What is the recommendation of the board?

A: After taking into consideration, among other things, the terms of the Arrangement, the oral fairness opinion of Haywood delivered on July 11, 2013, and subsequently confirmed in a written fairness opinion dated July 12, 2013, the premium and certainty of value for Esperanza Shareholders and the requirement for Court and Esperanza Shareholder approval, the Esperanza board of directors has unanimously concluded that the Arrangement is in the best interests of Esperanza and the Esperanza Securityholders and has approved the Arrangement and authorized its submission to the Esperanza Shareholders and to the Court for approval.

Q: When is the Proxy Cut-off?

A: Your vote must be submitted by August 23, 2013 at 10:00 a.m. (Vancouver time)

Q: Is it possible that a third party could make a better offer?

A: The Arrangement Agreement allows the Esperanza Board, before the Meeting, to consider and respond, in accordance with its fiduciary duties, to certain unsolicited Acquisition Proposals which may be superior to the Arrangement. The terms of the Arrangement Agreement, including the Termination Fee payable in connection with a termination of the Arrangement Agreement in certain circumstances, are customary and reasonable in the circumstances.

Q: What is the required approval to pass the Arrangement?

A: The Arrangement must be approved by a resolution passed by (i) not less than two-thirds of the votes cast by the Esperanza Shareholders present in person or represented by proxy at the Meeting voting together as one class on the basis of one vote per Esperanza Share, and (ii) at least a simple majority of the votes cast by the Esperanza Shareholders present in person or represented by proxy at the Meeting, with the 539,300 votes attached to the Esperanza Shares held by Greg Smith, Esperanza's President and Chief Executive Officer, and Daniel O'Flaherty, Esperanza's Executive Vice President, being excluded from such vote.

Q: Is the completion of the Arrangement subject to any other conditions?

A: In addition to those approvals, completion of the Arrangement is subject to receipt of required regulatory approvals, including the approval of the TSX-V, TSX, NYSE and the Supreme Court of British Columbia, as well as the submission of the pre-merger filing under the Federal Law of Economic Competition (Mexico), and other customary closing conditions, all of which are described in more detail in the accompanying Circular.

Q: Are there any voting agreements?

A: On July 12, 2013, Alamos entered into a voting and support agreement with each of the directors and senior officers of Esperanza. The Voting Agreements set forth, among other things, the agreement of the directors and senior officers to vote their Esperanza Shares in favour of the Arrangement. As of July 25, 2013, approximately 8.23% of the outstanding Esperanza securities (on a fully diluted basis) were subject to the Voting Agreements.

Q: How do I receive my cash and warrant consideration?

A: If you are a registered Esperanza Shareholder, you will have received a Letter of Transmittal with your Circular. The Letter of Transmittal is for use by registered Esperanza Shareholders only and is not to be used by Non-Registered Holders. Registered Esperanza Shareholders are requested to tender to the Depositary any share certificate(s) representing their Esperanza Shares, along with a duly completed Letter of Transmittal. Non-Registered Holders should contact their broker or other Intermediary for instructions and assistance in receiving the consideration in respect of their Esperanza Shares. Following receipt of the Final Order and before the Effective Date, Alamos will deposit, or cause to be deposited, with the Depositary (i) cash in immediately available funds in an amount sufficient to pay all cash amounts payable to Esperanza Shareholders, holders of In the Money Esperanza Options and Esperanza RSU Holders and (ii) a treasury direction directing the Depositary to deliver certificates representing Alamos Warrants issuable to Esperanza Shareholders, Esperanza Warrantholders, holders of In the Money Esperanza Options and Esperanza RSU Holders.

Q: Will fractional Alamos Warrants be issued?

A: No fractional Alamos Warrants will be issued and the number of Alamos Warrants to be issued to an Esperanza Securityholder will be rounded up to the nearest whole number of Alamos Warrants.

Q: When can I expect the Arrangement to be completed?

A: If the Arrangement Resolution is approved at the Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to the completion of the Arrangement are satisfied or waived, the Arrangement will take effect at the Effective Time (which will be at 12:01 a.m. (Vancouver time) or such other time as the Parties agree in writing) on the Effective Date (which is expected to be on or about August 30, 2013).

Q: What if I have questions regarding the voting procedures or the Meeting?

A: If you have any questions or require more information with regard to voting your shares of Esperanza, please contact Kingsdale Shareholder Services Inc. by telephone at 1-866-581-1571 toll free in North America or at 416-867-2272 collect call outside of North America or by email at contactus@kingsdaleshareholder.com